Exhibit 12.1

First BanCorp
Computation of Ratio of Earnings to Fixed Charges

Six-Month Period Ended
June 30, 2016

Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$58,543
Plus:
Fixed Charges (excluding capitalized interest)	54,737

Total earnings	$113,280

Fixed Charges:
Interest expensed and capitalized	$52,889
An estimate of the interest component within rental expense	1,848
Total Fixed Charges	$54,737
Ratio of Earnings to Fixed Charges	2.07

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$58,543
Plus:
Fixed Charges (excluding capitalized interest)	20,256

Total earnings	$78,799

Fixed Charges:
Interest expensed and capitalized	$18,408
An estimate of the interest component within rental expense	1,848

Total Fixed Charges	$20,256

Ratio of Earnings to Fixed Charges	3.89